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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Plug Power Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
72919P103
(CUSIP Number)
Sergey Samtsov
OOO Onexim Group
13/1 Tverskoi Boulevard
Moscow, Russian Federation 123104
011 7 495 229 2937
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 15, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	72919P103

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): Mikhail D. Prokhorov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian Federation

	7	SOLE VOTING POWER

NUMBER OF		0 shares of common stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares of common stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares of common stock

WITH	10	SHARED DISPOSITIVE POWER

0 shares of common stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 shares of common stock

12	CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

     Explanatory Note: This Amendment No. 1 amends and supplements the Statement on Schedule 13D originally filed on April 25, 2008, relating to the common stock, par value $0.01 per share (the “Common Stock”), of Plug Power Inc., a Delaware corporation (“Plug Power”). The Schedule 13D, as amended, is referred to herein as the “Schedule 13D”. This Schedule 13D is being filed by Mikhail D. Prokhorov (“Mr. Prokhorov”) to disclose the sale (the “Sale”) of the entire beneficial interest in Branton Limited (“Branton”) to Vladimir O. Potanin (“Mr. Potanin”). Prior to the Sale, Mr. Prokhorov, by virtue of his indirect ownership of Branton (of which Smart Hydrogen, Inc. (“Smart Hydrogen”) is a subsidiary), could, pursuant to Section 13(d) of the Act and rules of the Securities and Exchange Commission adopted thereunder, be deemed to have the power to vote or direct the voting of and the power to dispose or direct the disposition of, the Common Stock of Plug Power owned by Smart Hydrogen.
Item 4. Purpose of Transaction
     Item 4 of the Schedule 13D is hereby amended and supplemented as follows.
     As previously disclosed, on April 17, 2008 Mr. Prokhorov and Mr. Potanin agreed that Mr. Prokhorov would convey his entire interest in Branton to Mr. Potanin. On May 15, 2008 Mr. Prokhorov completed the sale of his entire beneficial interest in Branton to Mr. Potanin.
     Except as set forth above, Mr. Prokhorov has no plans or proposals that would relate to or result in any of the matters set forth in items (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Schedule 13D is hereby amended and supplemented as follows.
     On May 15, 2008 Mr. Prokhorov completed the sale of his entire beneficial interest in Branton to Mr. Potanin. This Statement on Schedule 13D reflects that as of May 15, 2008, Mr. Prokhorov does not beneficially own more than five percent of the Common Stock of Plug Power.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 21, 2008

MIKHAIL D. PROKHOROV
By:	/s/ Mikhail D. Prokhorov